Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis [“MD&A”] for Novadaq® Technologies Inc. [“Novadaq” or the “Company”] should be read with the unaudited interim condensed consolidated financial statements for the three and six month period ended June 30, 2013. The unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2013 of Novadaq were prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”]. The unaudited interim condensed consolidated financial statements and comparative information has been prepared in United States [“U.S.”] dollars, except where another currency has been indicated.

Forward-Looking Information

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking information. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, Novadaq®. Without limitation, information regarding future sales and marketing activities, SPY®, SPY Elite®, PINPOINT®, Firefly™ and LUNA™ Imaging System sales, placements and utilization rates, reimbursement for SPY, SPY Elite, PINPOINT, Firefly and LUNA procedures, future revenues arising from the sales of the Company’s products, the sales and marketing arrangements with LifeCell™ Corporation, the license and supply agreements with Intuitive Surgical®, Inc., the distribution agreement with MAQUET Cardiovascular and future potential partnerships, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans to commercialize PINPOINT, the endoscopic version of the SPY technology and LUNA, the version of the SPY technology developed for the outpatient wound care clinic, is forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of Novadaq’s products, the success of Novadaq’s partnerships, the effect of reimbursement codes for procedures involving use of the SPY, SPY Elite, LUNA and Firefly Imaging System and/or PINPOINT Endoscopic Fluorescence Imaging System and the clinical results of the use of SPY, SPY Elite, Firefly, LUNA and/or PINPOINT Imaging Systems or the CO2 Heart Laser™ System for Transmyocardial Revascularization. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Company’s products; the risk that a recently implemented reimbursement code will not affect acceptance or usage of SPY imaging technology systems; risks related to third-party

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contractual performance; dependence on key suppliers for components of the Company’s products; regulatory and clinical risks; risks relating to the protection of intellectual property; risks inherent in the conduct of research and development activities, including the risk of unfavorable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and, risks relating to fluctuations in the exchange rate between the U.S. and the Canadian dollar. We have included important factors in the cautionary statements included in the Company’s MD&A and Annual Information Form [“AIF”] for the year ending December 31, 2012, particularly in the section entitled “Risk and Uncertainties.” We believe that these factors could cause actual results or events to differ materially from the forward-looking statements that we make. A detailed list of the risks and uncertainties affecting the Company can be found in the MD&A filed on Sedar and EDGAR, under caption 6-K, on February 8, 2013 and the AIF filed on Sedar and EDGAR, under the caption 40-F on March 19, 2013. Prospective investors should give careful consideration to such risks and uncertainties.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date. Unless required by law, Novadaq does not undertake to update this information at any particular time. Unless otherwise indicated, this MD&A was prepared by management from information available through July 31, 2013.

Overview and Second Quarter Events

Novadaq primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and other clinical settings where open, minimally invasive or interventional surgical procedures are performed. The Company was founded in 2000, and initially listed on the TSX under the trading symbol NDQ in June 2005. Additionally, in March 2012, Novadaq listed on the NASDAQ Global Market under the trading symbol NVDQ.

The Company’s SPY Imaging core technology platform provides clinically relevant anatomic and physiologic images of blood flow in vessels and micro-vessels during a wide variety of complex surgical procedures performed in the operating room and outpatient surgery center without exposing the patient or the surgery staff to radiation. The SPY technology platform is flexible and can be used to develop unique imaging devices specifically designed to meet the needs of different surgeons and the specialty procedures they perform. SPY images enable surgeons treating life-threatening illnesses, such as breast, head and neck, colon, kidney and other cancers, complex hernias, diabetes and certain cardiovascular diseases, to effectively visualize blood flow in vessels, co-joined vessels and micro-vessels and to visually assess the quality of blood perfusion in tissue such as skin and organs. The ability to assess blood flow and tissue perfusion in real-time enables surgeons to repair or remove tissue that could, otherwise, lead to post-operative complications which in turn increase overall treatment costs if not addressed during the surgical procedure.

Seventy-five peer-reviewed publications report experiences using SPY Imaging technologies in a variety of surgical procedures including open, robotic and endoscopic surgeries, as well as wound care. Published literature supports the use of SPY Imaging which enables surgeons to make more informed decisions that lead to fewer post-operative complications which, in turn, helps reduce hospital costs. The SPY, SPY Elite and LUNA Imaging System are 510(k) cleared by the U.S. Food and Drug Administration [“FDA”] and indicated for use in a variety of surgical applications including coronary artery bypass graft surgery, cardiovascular surgery, plastic, reconstructive and micro-surgery, organ transplant, gastrointestinal surgery, wound care and vascular surgery. The SPY and SPY Elite Systems are also Conformité Européenne [“CE Marked”] for sale in Europe, are licensed by Health Canada, and have regulatory authority approval for sale in Japan and certain other markets outside of the United States. The Company also markets the SPY Analysis Toolkit [“SPY-Q”], companion post-processing software designed to allow surgeons to enhance and apply objective analysis tools to SPY, SPY Elite and

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LUNA images. SPY-Q is also 510(k) cleared by the FDA. The PINPOINT Endoscopic Fluorescence Imaging System [“PINPOINT”] is FDA 510(k) cleared for use in minimally invasive surgical procedures. PINPOINT combines the capabilities of SPY imaging with state-of-the-art high definition [“HD”] visible light visualization offered by conventional endoscopes, providing surgeons with better visualization of important information related to anatomic structures and micro-perfusion during complex minimally invasive procedures.

In addition to marketing SPY Imaging technology products, Novadaq acquired and now manufactures and markets the FDA Premarket Approval [“PMA”] approved CO2 Heart Laser™ System [“TMR Laser System”] for Transmyocardial Revascularization [“TMR”]. TMR is a procedure aimed at improving blood flow to areas of the heart that cannot be successfully treated by alternative standard revascularization techniques and is often performed adjunctively with coronary artery bypass graft [“CABG”] surgery.

Novadaq’s intellectual property consists of 44 patent families representing 119 granted or allowed patents and almost as many pending applications in various stages of review and prosecution.

The majority of Novadaq’s current revenues come from alliances formed with leading companies in relevant markets where SPY Imaging and the SPY technology platform have demonstrated improved clinical outcomes in open, and robotic surgery applications. Surgeons performing imaging procedures using SPY technologies are currently reimbursed through the use of existing Current Procedural Terminology [“CPT”] codes. Facilities where procedures are performed using SPY technology in the outpatient environment are reimbursed through the use of Ambulatory Payment Classification [“APC”] codes.

During the second quarter of 2013, Novadaq shipped 175 SPY technology systems. One hundred and twenty eight systems were shipped to hospitals, and the installed base of SPY technology increased to approximately 1,000 systems. Novadaq estimates that SPY imaging was used in 15% of breast reconstruction surgeries in the United States exiting the quarter. Concurrent with the year-over-year growth of Novadaq’s partnered commercial businesses, the Company continued to build a direct sales and marketing team for PINPOINT and LUNA. In April, positive interim clinical results for the multi-center PILLAR™ colorectal surgery study were reported during the 2013 Society of American Gastrointestinal and Endoscopic Surgeons (SAGES) meeting held in Baltimore. Novadaq’s process of directly commercializing LUNA, which began in March at the Diabetic Foot Global Conference [“DFCon”] 2013 conference in Los Angeles, continued in May at the 2013 Symposium on Advanced Wound Care [“SAWC’] held in Denver. Also in May, Novadaq announced that it closed a bought deal financing which raised gross proceeds of approximately $57.9 million.

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Discussion of Year to Date Results

The following table sets forth comparative data, selected balance sheet data and information regarding Novadaq’s revenues, income (loss) from operations and other information for the periods presented and should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three and six month periods ending June 30, 2013, June 30, 2012, and June 30, 2011 and related notes.

Unaudited	Six months ended June 30
	2013	2012	2011
	$000’s	$000’s	$000’s
			[restated]
Revenues
Product sales	13,376	8,166	4,781
Royalty revenue	908	954	139
Partnership fee revenue	650	650	400
Service revenue	442	389	666

Total revenues	15,376	10,159	5,986
Cost of sales	5,775	4,133	2.707

Gross profit	9,601	6,026	3,279
Gross profit percentage	62%	59%	55%
Operating expenses
Selling and distribution expenses	5,861	2,280	2,675
Research and development expenses	3,533	2,540	2,318
Administrative expenses	3,103	3,109	2,253
Write-down of equipment	—	—	—
Write-down of inventory	31	—	—

Total operating expenses	12,528	7,929	7,246

Loss from operations before the following	(2,927)	(1,903)	(3,967)
Interest expense	(68)	(137)	(143)
Imputed interest expense	(108)	(211)	(197)
Finance income	32	15	11
Warrant revaluation adjustment	(9,579)	(3,909)	(2,603)
Gain on investment	25	—	25

Loss from operations before income taxes	(12,625)	(6,145)	(6,872)

Income tax expense	(45)	—	—

Loss and comprehensive loss for the period	(12,670)	(6,145)	(6,872)

Basic loss and comprehensive loss per share for the period	(0.29)	(0.17)	(0.23)

Diluted loss and comprehensive loss per share for the period	(0.29)	(0.17)	(0.23)

Revenues of $15,376,000 exceeded last year to date revenues by $5,217,000, which represents an increase of 51%. SPY product revenues increased by $5,050,000 and TMR product revenue increased by $175,000. Royalties were slightly lower due to shipments by our partner and service was higher due to additional contract service work performed.

Gross profit of $9,601,000 exceeded same period last year gross profit by $3,575,000. The gross profit increase is due to our product sales growth from our agreements with both LifeCell and Intuitive Surgical, and increased international sales of SPY capital equipment. TMR products and services increased gross profits due to sales volume.

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Selling and distribution expenses of $5,861,000 were $3,581,000 higher than last year due to the build-up of our direct sales and marketing team in support our PinPoint and Wound care program.

Research and development expenses of $3,533,000 were $993,000 higher than same period last year. Increases in expenses were mainly comprised of salaries and benefits, in the amount of $432,000, to support expanded operations; non-cash stock option expense in the amount of $61,000; patent and trademark expense, in the amount of $65,000 to secure new and existing patents; product design expense, in the amount of $371,000, for continued PinPoint and other product development; higher amortization expenses, in the amount of 198,000, due to increase assets utilized in clinical trials. Offsetting these costs were a reduction in allocated occupancy, expenses in the amount of $90,000, as manufacturing increased their usage of the premises and various other costs decreased by $44,000.

Administration expenses of $3,103,000 were $6,000 lower than the same period last year. The net decrease of $6,000 comprises various increased and decreased expenses. Increased expenses comprised of salary and benefit costs, in the amount of $236,000, due to new hires and salary increases; increased professional fees, in the amount of $79,000; increased non-cash stock option costs, in the amount of $213,000, due to new grants at a higher fair value; and increased insurance expense, in the amount of $122,000. Decreased expenses comprised of lower amortization costs, in the amount of $368,000; NASDAQ initial listing fees, in the amount of $201,000 and various other expenses were lower by $87,000.

Inventory write-down of $31,000 was for obsolete parts.

Combined interest expense and non-cash imputed interest expense of $176,000 is $172,000 less than the same period last year due to the debt being converted in accordance to the terms of the indenture agreement.

Finance income of $32,000 increased by $17,000 due to the on-hand cash balances from the April 2012 and April 2013 equity offerings.

Warrant revaluation non-cash expense of $9,579,000 exceeded the H1-2012 expense of $3,909,000 due to the incremental increase in the market share price offset by a slight reduction of expenses for warrants exercised. At June 30, 2013, the share price closed at $13.43, an increase from $8.83 as at December 31, 2012 versus $6.72 at June 30, 2012 an increase from $4.91 as at December 31, 2011.

Income tax expense of $45,000 is the estimated alternative minimum tax for the Company’s subsidiary whereas its operation in the same period last year did not result in a taxable income position in the U.S.

Net loss of $12,670,000 increased from a net loss of $6,145,000 for the same period last year. The increase in net loss of $6,525,000 comprises an increase in the non-cash warrant revaluation adjustment, in the amount of $5,670,000 due to an increase in the Company’s share price and an increase in operating expenses in the amount of $4,599,000. Offsetting was an increase in gross profit in the amount of $3,575,000 resulting from an increase in revenue from our partnership agreements and a reduction in both imputed and cash paid interest expense in the amount of $172,000 as debt converted to shares. Taxes, gain on investments and finance income netted a combined decrease to income by $3,000.

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Summary of Quarterly Results

The following table sets forth information regarding Novadaq’s revenues, (loss) income from operations and other information for the periods presented and should be read in conjunction with the corresponding unaudited interim condensed consolidated financial statements and related notes.

Unaudited	Q3 2011 $000’s	Q4 2011 $000’s	Q1 2012 $000’s	Q2 2012 $000’s	Q3 2012 $000’s	Q4 2012 $000’s	Q1 2013 $000’s	Q2 2013 $000’s
	[restated]
Revenues
Product sales	3,740	4,405	3,654	4,512	5,101	5,770	6,299	7,076

Royalty revenue	140	116	608	346	350	546	441	468
Partnership fee revenue	200	242	325	325	325	325	325	325
Service revenue	231	232	180	209	208	205	213	229

Total revenues	4,311	4,995	4,767	5,392	5,984	6,846	7,278	8,098
Cost of sales	1,857	2,071	2,045	2,088	2,123	2,281	2,732	3,043

Gross profit	2,454	2,924	2,722	3,304	3,861	4,565	4,546	5,055
Gross profit percentage	57%	59%	57%	61%	65%	67%	63%	62%
Operating expenses
Selling and distribution expenses	1,353	1,347	1,063	1,217	1,289	1,357	2,348	3,513
Research and development expenses	1,107	1,186	1,162	1,378	1,778	1,640	1,487	2,046
Administrative expenses	1,102	1,195	1,471	1,638	1,863	1,602	1,361	1,742
Write-down of equipment	314	—	—	—	—	—	—	—
Write-down of inventory	15	—	—	—	58	—	—	31

Total operating expenses	3,891	3,728	3,696	4,233	4,988	4,599	5,196	7,332

Loss from operations before the following	(1,437)	(804)	(974)	(929)	(1,127)	(34)	(650)	(2,277)
Interest expense	(68)	(70)	(69)	(69)	(68)	(68)	(63)	(3)
Imputed interest expense	(102)	(101)	(104)	(106)	(111)	(112)	(108)	(2)
Finance income	3	1	1	14	26	20	15	18
Warrant revaluation adjustment	326	(1,029)	(3,598)	(311)	(8,038)	3,389	(2,106)	(7,473)
Gain on investment	—	—	—	—	25	—	—	25

(Loss) income from operations before income taxes	(1,278)	(2,003)	(4,744)	(1,401)	(9,293)	3,195	(2,912)	(9,712)

Income tax expense	—	—	—	—	—	(101)	(20)	(25)

Net (loss) income and comprehensive (loss) income for the period	(1,278)	(2,003)	(4,744)	(1,401)	(9,293)	3,094	(2,932)	(9,737)

Basic (loss) income and comprehensive (loss) income per share for the period	(0.04)	(0.05)	(0.15)	(0.04)	(0.23)	0.08	(0.07)	(0.21)

Diluted loss and comprehensive loss per share for the period	(0.04)	(0.05)	(0.15)	(0.04)	(0.23)	(0.00)	(0.07)	(0.21)

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Discussion of Quarterly Results

Q2-2013 revenues of $8,098,000 exceeded Q2-2012 revenues by $2,706,000, a 50% increase. SPY product sales increased by $2,755,000, due to a 108% increase in SPY capital sales and a 40% increase in recurring SPY PAQ sales as compared to Q2-2012. TMR product sales decreased $191,000 mainly due to capital laser sales. Royalty revenue increased in the amount of $122,000 in comparison to same period last year and service sales also exceeded Q2-2012, in the amount of $20,000, due to increased service contract sales. In comparison to Q1-2013 revenues increased in the amount of $820,000 due to an increase in SPY products and royalty sales, offset by a decrease in TMR product sales.

Gross profit of $5,055,000 in Q2-2013 increased from $3,304,000 for the same period last year due to increased sales from alliances with LifeCell and Intuitive offset by a reduction in TMR kit margin Increasing SPY product sales continue to produce higher margins. In comparison to Q1-2013, gross profit is higher by $509,000 mainly due to increased SPY product margins and increased royalties.

Selling and distribution expenses of $3,513,000 for Q2-2013 were $2,296,000 higher than Q2-2012 and also higher than Q1-2013 by $1,165,000 as the Company continued to hire direct sales force personnel to support our PINPOINT and LUNA sales program along with related increased promotional expenditures.

Research and development expenses of $2,046,000 in Q2-2013 were $668,000 higher than Q2-2012 expenses of $1,378,000 due to higher salaries and fringes, in the amount of $255,000, to support expanded operations; higher non-cash stock option expense, in the amount of $58,000, due to new grants at an increased fair value; higher patents and trademarks expenses, in the amount of $94,000, to secure new and existing patents; higher amortization expense, in the amount of $138,000, for depreciation on equipment utilized in clinical trials; higher PINPOINT product design costs, in the amount of $152,000. Various other costs decreased by $29,000. In comparison to Q1-2013, research and development expenses were $559,000 higher due to increased salaries and benefits in the amount of $170,000; increased non-cash stock options in the amount of $65,000; increased patent and trade mark expense in the amount of $154,000; increased product design expense in the amount of $51,000; higher non-cash amortization expense in the amount of $74,000; higher engineering expense in the amount of $37,000; and other expenses increased by $8,000.

Administrative expenses of $1,742,000 in Q2-2013 were $104,000 higher than Q2-2012 expenses. The increases comprised higher non-cash stock option expense in the amount of $166,000; higher insurance expense in the amount of $63,000 due to increased coverage; higher travel expenses in the amount of $64,000 and higher professional fees in the amount of $92,000. A reduction in expenses occurred in non-cash amortizations in the amount of $216,000 as the PLC licensing rights were fully amortized; investor relation fees in the amount of $39,000; NASDAQ listing expenses in the amount of $21,000. Other various expenses were reduced by $5,000. In comparison to Q1-2013 expenses are higher by $381,000 due to non-cash stock option expense in the amount of $187,000, professional fees in the amount of $110,000; insurance in the amount of $46,000; travel expenses in the amount of $51,000; director fees in the amount of $40,000. Other various expenses netted a reduction by $53,000.

Inventory write-down of $31,000 was for obsolete parts.

Interest expense and imputed interest expense of $5,000 for Q2-2013 was less than Q2-2012 expenses of $175,000 and also less than Q1-2013 expenses of $171,000 as convertible debt was fully converted.

Finance income of $18,000 is higher than income of $14,000 in Q2-2012 and $15,000 in Q1-2013 due to increased cash on hand from the equity offerings in both Q2-2012 and Q1-2013.

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Q2-2013 warrant revaluation expense of $7,473,000 was higher than Q2-2012 warrant revaluation expense of $311,000 due to a quarterly increase in the Company’s share price. For Q2-2013 the share price increase was $3.60 as compared to $0.20 for same period last year. In comparison to Q1-2013 warrant revaluation expense was $5,367,000 higher due to a share price increase of $3.60 for Q2-2013 versus a share price increase of $1.00 for Q1-2013.

Income tax expense of $25,000 compared to nil in Q2-2012 and $20,000 Q1-2013 as the U.S. operations are profitable in all quarters.

Net loss of $9,737,000 in Q2-2013 was $8,336,000 higher than the net loss of $1,401,000 in Q2-2012 due to higher non-cash warrant revaluation expense in the amount of $7,162,000; higher operating expense in the amount of $3,099,000 and higher taxes in the amount of $25,000. Offsetting these higher expenses were higher gross profit in the amount of $1,751,000; higher gain on investment in the amount of $25,000; higher finance income in the amount of $4,000 lower interest and imputed interest costs in the amount of $170,000. In comparison to Q1-2013, net loss increased by $6,805,000 due to an increase to warrant revaluation expense in the amount of $5,367,000; increases to operating expense in the amount of $2,136,000; increase to taxes in the amount of $5,000. Offsetting to the increased expenses were a higher gross profit in the amount of $509,000, lower combined interest expense in the amount of $166,000; higher gain on investment in the amount of $25,000 and higher finance income in the amount of $3,000.

Balance Sheet Data

	As at June 30	As at June 30	As at June 30
	2013	2012	2011
	$	$	$

Cash and cash equivalents	88,521,000	41,647,000	11,504,000
Working capital	93,235,000	42,574,000	12,103,000
Total assets	113,183,000	58,602,000	23,086,000
Total non-current liabilities	23,454,000	20,459,000	14,967,000
Total liabilities	30,280,000	25,902,000	19,667,000
Shareholders’ equity	82,903,000	32,700,000	3,419,000

Liquidity and Capital Resources

Novadaq’s principal capital needs are for funds to support scientific research and development activities, including system design and development and clinical trials, and funds to support sales and marketing activities, capital expenditures and working capital. Since inception, Novadaq has financed its cash requirements primarily through the issuances of securities and convertible debt, strategic alliances, licensing and development fees, investment tax credits and government funding and interest income. The Company has a history of continuing losses and has an accumulated deficit. Revenues will need to continue to increase over a sustained period. The Company will also require funding from outside sources which may include working capital financing, funds from strategic alliances or equity placements to realize its plans. However, there can be no assurance that Novadaq will be successful in securing its financing on terms favorable to the Company or at all.

Public Offerings

On May 7, 2013 Novadaq announced the closing of its public offering of 4,485,000 common shares, on a bought deal basis, at a price to the public of $12.90 per common share. Gross proceeds from the offering were approximately $57,857,000 resulting in cash proceeds of $54,675,000, net of transaction costs.

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On April 9, 2012, Novadaq announced that it had completed the closing of its public offering of 7,015,000 common shares at a price $5.75 per share. Gross proceeds from the offering were approximately $40,340,000 resulting in cash proceeds of $36,947,000, net of transaction costs.

As at June 30, 2013, the Company had cash and cash equivalents of $88,520,000 to support its 2013 cash requirements. In addition to the current cash holdings of $88,520,000, the Company has existing loan availability of $2,500,000. Based on the cash on hand as at the date of this report, the capacity to borrow funds and the sales and margins the Company anticipates to generate from operations in the upcoming 12 months, the Company expects to have adequate resources to meet its forecasted cash requirements for the period ending June 30, 2014. In meeting the daily cash requirements, the Company invests its cash and cash equivalents in daily interest accounts at the Company’s chartered bank in Canada.

Revolver Loan

On August 26, 2011, the Company executed a revolving credit agreement with a Canadian chartered bank entitling the Company to borrow to a maximum limit of $2,500,000, subject to a borrowing base formula, certain financial covenants and reporting requirements. The credit facility is secured by a General Security Agreement constituting a first ranking security interest in all personal property of the Company, with a conventional rate of interest. Since its inception and as at June 30, 2013, the Company has not utilized the credit facility.

Private Placement

On March 24, 2011, the Company closed a private placement of $14,280,000, net of transaction costs of $998,000, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant. Each warrant has a five year term and is exercisable for one common share at an exercise price of CDN $3.18.

Sales Distribution Alliance Agreements

On November 29, 2011, the Company and LifeCell Corporation; LifeCell Medical Resources Limited [“LifeCell MR”]; KCI USA, Inc; KCI Medical Resources Ltd [“KCI MR”] signed exclusive multi-year marketing and sales distribution alliance agreements for the commercialization of Novadaq’s SPY imaging system for additional surgical and wound care applications in North American and certain other markets. As part of the agreements, Novadaq received $3,000,000 on December 1, 2011 from LifeCell. There were no further contract payments received in 2012 or 2013. On March 12, 2013, Novadaq and KCI mutually agreed to terminate the two agreements signed with KCI, the parent company, on November 29, 2011 while the two agreements signed with LifeCell on November 29, 2011 remained materially intact. Under terms of the termination agreements, Novadaq and KCI provided each other with full mutual releases from the Distribution Agreements, except for provisions relating to confidentiality. Neither party will compensate the other in connection with the termination. The termination of the KCI agreements did not affect the deferred license revenue as the funds received related to agreements entered into with LifeCell in September 2010 and November 2011.

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Contractual Obligations

The Company’s long-term contractual obligations are as follows:

	0-1 year $	2-5 years $	After 5 years $
Operating leases	234,000	523,000	—

The long-term operating lease commitments are for premises located in: Mississauga, ON; Taunton, MA and Richmond, BC.

Critical Accounting Estimates & Significant Accounting Policies

There were no significant changes in our accounting policies and critical accounting estimates for the quarter ended June 30, 2013. We describe our significant accounting policies and critical accounting estimates in Note 3 to the audited consolidated financial statements and MD&A for the year ended December 31, 2012.

New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of these interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2012, except as noted below.

[a] IFRS 10 – Consolidated Financial Statements, IFRS 11 – Joint Arrangements, IFRS 12 – Disclosure of Interests in Other Entities and amendments to IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates

The adoption of these standards and amendments had no impact on the financial statements of the Company.

[b] IFRS 13 – Fair Value Measurement

IFRS 13 defines fair value and provides guidance for measuring fair value and identifies the required disclosures pertaining to fair value measurement. The application of IFRS 13 has not materially impacted the fair value measurements applied by the Company.

[c] IAS 1 – Presentation of Financial Statements

The amendments enhance the presentation of other comprehensive income (“OCI”) in the financial statements, primarily by requiring the components of OCI to be presented separately for items that may be reclassified to the statement of earnings from those that remain in equity. The amendment affected presentation only and had no impact on the Company’s financial position or performance.

Accounting Standards Issued But Not Yet Applied

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRS Interpretations Committee (IFRIC) that are mandatory for fiscal periods beginning January 1, 2015 or later. The standards are described in the Company’s Annual Consolidated Financial Statements for the year ended December 31, 2012 and there have not been any additional standards applicable to the Company issued since except as noted below. In May 2013, the IASB issued amendments to IAS 36 Impairment of Assets. These narrow-scope amendments to IAS 36 address the disclosure of information about the recoverable amount of impaired assets it that amount is based on fair value less costs of disposal. The amendments are to be applied retrospectively for annual periods beginning on or after January 1, 2014. Earlier application is permitted for periods when the entity has already applied IFRS 13.

Financial Instruments and Other Instruments

Fair value is the estimated amount that the Company would pay or receive to dispose of the financial instrument contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

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For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

The Company’s financial instruments are comprised of the following as at June 30, 2013: cash and cash equivalents of $88,521,000; accounts receivable of $6,794,000; accounts payable and accrued liabilities and provisions of $4,993,000; shareholder warrants of $20,629,000 and, repayable government assistance of $113,000. The Company invested its cash and cash equivalents in daily interest savings accounts. Accounts receivable of $6,794,000 (net of $235,000 bad debts reserves), based in the United States and Canada, are subject to minimal credit risk based on the nature of our customers. The receivables are being carried at amortized cost. Accounts payable and accrued liabilities and provisions of $4,993,000 are carried at amortized cost, and are comprised of short-term obligations owing to suppliers relative to the Company’s operations. The shareholder warrants are re-valued quarterly utilizing the Black-Scholes model to determine fair value. The repayable government assistance comprises of an Industrial Research and Assistance Program loan, received from the National Research Council, with principal repayment terms over 30 months, commenced in August 2011.

Risks and Uncertainties

The results of operations and financial condition of the Company are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. For a detailed discussion regarding the relevant risks and uncertainties, see the Company’s annual MD&A and AIF for the year ended December 31, 2012. There have been no changes during the quarter ended June 30, 2013.

Internal Control over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer have designed such internal control over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, rules of the Securities Act (Ontario) and the CSA as at June 30, 2013.

The Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, has performed internal control self-assessments as of June 30, 2013 to evaluate the effectiveness of the Company’s internal control reporting.

As at June 30, 2013, the Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no materials weaknesses in the Company’s internal control over financial reporting that have been identified by management.

Changes in Internal Control over Financial Reporting

There have been no material changes in the Company’s internal control over financial reporting that occurred during the quarter ended June 30, 2013 that have materially affected, or are reasonable likely to affect, the Company’s internal control over financial reporting.

Outstanding Share Data and Other Information

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

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The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at the date of this MD&A, there are a total of 48,401,444 common shares, 3,166,713 stock options, and 1,955,388 shareholder warrants. The common shareholder warrants are exercisable into one share.

Additional information concerning the Company is available on both SEDAR and EDGAR, including the Company’s Annual Information Form (SEDAR) and 40-F (EDGAR) both filed on March 19, 2013.

Subsequent event

On July 31, 2013, the Company announced that it has acquired all the intellectual property and assets associated with the TRAPPER Surgical Imaging System and the Disposable Probe from Digirad Corporation (NASDAQ: DRAD). The Company will pay to Digirad, an upfront consideration of $2,000,000 and up to $1,000,000 in deferred contingent payments based on the achievement of specific regulatory and commercial milestones. A royalty on sales will be paid for a period of five years.

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